Asset Purchase Agreement

By and Between

PRINTWARE ACQUISITION, LLC

and

PRINTWARE, INC.

September 27, 2001

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT ("Agreement") is entered into this 27th day of September, 2001 (the "Effective Date") between Printware Acquisition, LLC, a Minnesota Limited Liability Company ("Purchaser"), and Printware, Inc., a Minnesota corporation ("Seller").

RECITALS:

A. Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the selected assets of Seller listed on Exhibit 1.1 (the "Assets").

B. Seller desires Purchaser to assume and Purchaser agrees to assume certain selected liabilities of Seller listed on Exhibit 1.2 (the "Liabilities").

C. Seller and Purchaser desire to complete the transactions outlined in this Agreement on or about October 30, 2001 (the "Closing" or "Closing Date").

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged herewith, the parties to this Agreement hereby agree as follows:

ARTICLE ONE

SALE AND PURCHASE OF ASSETS

1.1 Sale and Purchase

Seller agrees to sell and Purchaser agrees to purchase the Assets on the Closing Date.

1.2 Purchase Price.

The total purchase price of the Assets shall be $2,770,000, payable as set forth in Article Ten. Such amount is equal to the sum of the Seller's net accounts receivable, net inventory and net fixed assets as of June 30, 2001, less $6,000.

1.3 Assumption of Liabilities.

The total Liabilities being assumed by Purchaser shall be $520,000.

1.4 Adjustment to Purchase Price.

To the extent that as of the Closing Date net accounts receivable, plus net inventory, plus net fixed assets, minus Liabilities (in each case determined in accordance with generally accepted accounting principles applied on a consistent basis) and minus $6,000 are less than $2,250,000, the Purchase Price shall be reduced dollar-for-dollar by such net asset shortfall. Such Purchase Price adjustment shall reduce dollar-for-dollar the amount due Seller under Purchaser's certain promissory note to Seller, the amount of which in the absence of an adjustment is contemplated to be $750,000 (see Article One, S1.5 and S1.6).

1.5 Payment of Purchase Price.

On the Closing Date, Purchaser shall pay Purchase Price to Seller as follows:

Cash	$1,000,000
Issuance of promissory note to seller	750,000
Issuance of 10% equity interest in Purchaser to Seller at pre-determined value of $500,000	500,000
Assumption of Liabilities	520,000
$2,770,000

1.6 Promissory Note to Seller.

Purchaser shall issue to Seller a promissory note ("Promissory Note") pursuant to S1.5 above in the amount of $750,000, or less to the extent that any purchase price adjustment is necessary pursuant to S1.4. Such Promissory Note shall have a five-year term and bear interest at the rate of 7% per annum. The Promissory Note shall be secured by a security interest in the Assets, with its payments and security subordinated to institutional lenders on terms satisfactory to those lenders. The Promissory Note and its related security agreement shall be substantially in the form of Exhibits 1.6 and 1.6.2.

ARTICLE TWO

INSTRUMENTS OF CONVEYANCE AND TRANSFER

2.1 Instruments.

On the Closing Date, Seller shall deliver to Purchaser a bill of sale, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, reasonably satisfactory in form and substance to Purchaser and its counsel, as shall be effective to vest in Purchaser all right, title and interest in and to the Assets. (A copy of the Bill of Sale is attached as Exhibit 2.1.) Simultaneously with delivery, Seller will take all additional steps as may be requisite to put Purchaser in possession of the Assets and entitle Purchaser to operating control of the Assets.

2.2 Acceleration.

Exhibit 2.2 lists the Assets which cannot be assigned without an acceleration or change in the terms and conditions thereof or without the consent of a third party.

ARTICLE THREE

ASSUMPTION OF LIABILITIES

On the Closing Date, Purchaser agrees to assume only selected liabilities as listed on Exhibit 1.2. Purchaser shall have no liability for:

3.1 Equity Holders.

Liabilities of the Seller to its stockholders and liabilities of the Seller to any persons in connection with Seller's equity interests including, without limitation, liabilities for unpaid dividends.

3.2 Seller's Attorneys and Accountants.

Liability of the Seller to their attorneys or accountants in connection with this Agreement.

3.3 Customer Liabilities.

Any obligation for goods or services provided by Seller prior to the Closing Date unless Purchaser is fairly and adequately compensated for those goods and services.

3.4 Income, Sales, Use and Franchise Taxes.

Any federal, state or local income, sales, use and franchise taxes associated with the sale of the Assets or associated with Seller's business operating activities.

3.5 Any Other Liabilities.

Any and all other liabilities, whether known or unknown, and whether actual or contingent, including all accrued expenses, payroll or property taxes, trade payables, leases on real or personal property, or any liability not included on Exhibit 1.2.

ARTICLE FOUR

INDEMNITY BY SELLER FOR LIABILITIES NOT ASSUMED

All liabilities and obligations not assumed by Purchaser shall be the sole responsibility of, and shall be satisfied by Seller, and Seller shall indemnify Purchaser pursuant to Article Twelve INDEMNIFICATION in the event any costs are incurred by Purchaser for any item not specifically assumed by Purchaser.

ARTICLE FIVE

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as follows:

5.1 Organization, Standing and Power of Seller.

Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and has corporate power to carry on its business as it is now being conducted and is not qualified or licensed to do business as a foreign corporation in any other jurisdiction.

5.2 Authority.

The execution, delivery and performance of this Agreement shall be duly and validly authorized and approved by Seller's Board of Directors and by Seller's shareholders prior to the Closing. The execution and delivery of this Agreement do not, and the consummation of the transactions described will not result in or constitute a default, breach or violation of the Articles of Incorporation of Seller, or the Bylaws of Seller, or any agreement, or creation or imposition of any lien, charge or encumbrance on any of the Assets. The authorizations of the Directors and Shareholders are attached as Exhibit 5.2.

5.3 Financial Statements.

Exhibit 5.3 contains Seller's audited balance sheets for December 31, 1998, 1999 and 2000, and the related statements of income and of changes in financial position for the three years ending on those dates, certified by Deloitte & Touche, LLP, whose opinions with respect to such financial statements are included in Exhibit 5.3. Exhibit 5.3 also contains Seller's unaudited balance sheet as of June 30, 2001, together with related unaudited statements of income and of changes in financial condition for the six-month period ending on such date, prepared by Seller's management and filed with the Securities and Exchange Commission on August 14, 2001. All the financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, and present fairly the financial position of Seller as of the respective dates of the balance sheets included in the financial statements and the results of Seller's operations for the respective periods.

5.4 Valid Transfer.

At the Closing Seller will convey to Purchaser all right, title and interest in the Assets free of any liens, claims, charges, encumbrances or assessments of any nature whatsoever, except as listed in Exhibit 5.5.3.

5.5 Assets of Company.

      5.5.1 Trade Names, Trademarks, Service Marks, Patents and Copyrights.

Exhibit 5.5.1 contains a schedule of trade names, trademarks, service marks, patents and copyrights owned by Seller or in which Seller has any rights or licenses, together with a brief description of each. Except as set out in Exhibit 5.5.1, Seller is not a party to any license, agreement or arrangement, whether as licensor, licensee or otherwise, with respect to any trade names, trademarks, service marks, patents, or applications for them, or any copyrights. Seller owns all trade names, trademarks, service marks, patents and copyrights necessary for Seller's business as now conducted and the actual and contemplated use thereof does not conflict with or infringe upon or otherwise violate any rights of others. All license agreements are in full force and Seller is not in default under any of them, nor does Seller have any knowledge of any claim that is in default or that an event of default has occurred, which, with the giving of notice or passage of time, would become a default.

     5.5.2 Databases and Computer Software.

Exhibit 5.5.2 contains a list of all of Seller's database and software programs and related documentation and materials, which are owned by Seller and used by Seller in the operation of its business. Except as set forth in Exhibit 5.5.2, Seller is the sole owner and original developer of all such software programs and materials, and the actual and contemplated use thereof does not conflict with or infringe upon or otherwise violate any rights of others. The information utilized by Seller in the construction of Seller's database was lawfully obtained and Seller has the lawful right to use the information.

     5.5.3 Title to Assets.

Except as may be set forth in Exhibit 5.5.3, Seller has and will transfer at the Closing good and marketable title to all the Assets, whether tangible or intangible. Except as provided in Exhibit 5.5.3, the Assets are free and clear of restrictions on or conditions to transfer or assignment and free and clear of mortgages, liens, pledges, charges, encumbrances, claims, easements, rights of way, covenants, conditions or restrictions.

     5.5.4 Accounts Receivable Collectibility.

All accounts receivable from customers with more than 10% of their total balance owed to Seller aged 90 days or more past due as of the Closing date are collectible within 90 days of the Closing date. Purchaser may seek indemnification from Seller for such uncollectible amounts if, and only to the extent that, the total of such uncollected amounts exceeds any allowance for uncollectible accounts transferred by the Seller to the Purchaser.

     5.6 Litigation.

Except as set forth in Exhibit 5.6, there is no suit, action, arbitration, or legal, administrative, or other proceeding, or governmental investigation pending, or to the best of Seller's knowledge, threatened against or affecting Seller, its business, assets or financial condition. If the matters set forth in Exhibit 5.6 were decided adversely, they would not result in a material adverse change in the business, assets or financial condition of Seller. Seller is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency, or instrumentality to which it is subject or by which it is bound. There are no such orders, writs, injunctions and decrees known to Seller, except as described in Exhibit 5.6.

     5.7 Consents.

Except for those consents, authorizations or approvals required to be obtained by Purchaser, and except as set out in Exhibit 5.7, no consent, authorization or approval of, or filing with, any federal, state, local or other governmental department, commission, board, agency or instrumentality is required to be made or obtained by Seller in connection with the sale of the Assets or assumption of the Liabilities.

     5.8 Broker's, Finder's and Investment Banking Fees.

The Seller has not engaged or entered into any agreement with any broker, finder, or investment banking firm in connection with any of the transactions contemplated by this Agreement involving the payment of any fee or compensation. Under terms of employment agreements with Stanley Goldberg and Mark Eisenschenk, the Seller may be obligated to pay incentive compensation to each said employee for their assistance in facilitating the transactions contemplated by this Agreement.

ARTICLE SIX

REPRESENTATIONS AND WARRANTIES OF PURCHASER

6.1 Organization and Standing of Purchaser.

Purchaser is a Limited Liability Company duly organized and in good standing under the laws of the State of Minnesota.

6.2 Authority and Authorization of Purchaser.

Purchaser has the power to execute this Agreement and perform its obligations and has taken all necessary corporate action to enable it to fully perform its obligations.

6.3 Broker's, Finder's and Investment Banking Fees.

The Purchaser has not engaged or entered into any agreement with any broker, finder or investment banking firm in connection with any of the transaction contemplated by this Agreement involving the payment of any fee or compensation.

ARTICLE SEVEN

CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

Purchaser and Seller agree that from the Effective Date until the Closing:

7.1 Purchaser's Access to Information.

Purchaser's counsel, representatives and agents shall have full access, during normal business hours, to all properties, books and records of Seller. Purchaser's representatives shall be furnished all data concerning the business, finances and properties of Seller that they may reasonably request. All information obtained from Seller by Purchaser, its officers, employees, servants and representatives, pursuant to this Agreement shall remain confidential.

7.2 Board of Directors and Shareholders Approval.

Seller shall submit this Agreement to its Board of Directors and Shareholders for approval, as soon as practicable, and Purchaser shall submit the transactions contemplated by this Agreement to its Board of Directors or Executive Committee for approval as soon as practicable.

ARTICLE EIGHT

CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATION
TO PURCHASE THE ASSETS AND ASSUME THE LIABILITIES

The obligation of Purchaser to purchase the Assets and assume the Liabilities is subject to the satisfaction, at or before the Closing, of the conditions set out below unless the requirement has been waived in writing by Purchaser.

8.1 Accuracy of Seller's Representations and Warranties.

The representations and warranties of Seller set out in Article Five shall be as true on the Closing Date as though made at that time, and Purchaser shall have received a certificate signed by the Chairman of the Board or the President of Seller to that effect.

8.2 Performance by Seller.

Seller shall have substantially performed all the conditions of this Agreement, except for conditions which have been waived in writing by Purchaser.

8.3 Board of Directors and Shareholders Approval.

The Board of Directors and Shareholders of Seller shall have approved the transactions described in this Agreement. The resolutions approving the transactions are attached as Exhibit 5.2.

8.4 No Material Adverse Change.

During the period from June 30, 2001 to the Closing, there shall not have been any material adverse change in the financial condition, the results of operations or prospects of Seller and Seller shall not have sustained any material loss or damage to the Assets, whether or not insured, that materially affects Seller's ability to conduct a material part of its business.

8.5 Absence of Litigation.

Other than as set forth in Exhibit 5.6, no action, suit or proceeding before any court or any governmental body or authority pertaining to the acquisition of the Assets by Purchaser or materially affecting the Assets shall have been instituted or threatened on or before the Closing.

ARTICLE NINE

CONDITIONS PRECEDENT TO SELLER'S OBLIGATION
TO SELL THE ASSETS

The obligation of Seller to sell the Assets is subject to the satisfaction, at the time of Closing, of the conditions set out below.

9.1 Accuracy of Purchaser's Representations and Warranties.

The representations and warranties of Purchaser set out in Article Six shall be true on the Closing Date as though made at that time unless the requirement has been waived in writing by Seller.

9.2 Performance by Purchaser.

Purchaser shall have complied with all conditions of this Agreement unless the requirement has been waived in writing by Seller.

9.3 Board of Directors Approval.

The Board of Directors or Executive Committee of Purchaser shall have approved the transactions described in this Agreement. Purchaser shall promptly take all steps necessary to submit, and have approved, the transactions described in this Agreement by its Management Board. The approvals are attached as Exhibit 9.3.

ARTICLE TEN

THE CLOSING

10.1 Time and Place.

The transfer of the Assets and Liabilities to Purchaser by Seller shall take place at 1:00 p.m. local time, on the Closing Date at the offices of Renaissance Equity Partners, 7831 Glenroy Road, Suite 480, Minneapolis, Minnesota, or at such other time and place as Seller and Purchaser shall mutually agree upon.

10.2 Bill of Sale.

Seller shall at Closing supply the Bill of Sale and other documents as provided in Article Two.

10.3 Payment to Seller by Purchaser.

At the Closing, Purchaser shall deliver to Seller a certified check or wire transfer in the amount of $1,000,000, a promissory note in the amount of $750,000 (or less pursuant to the provisions of Article One, S 1.4), and a certificate evidencing Seller's 10% equity interest in Purchaser. At the Closing, Seller shall execute the Purchaser's member control agreement.

ARTICLE ELEVEN

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Except for the representations and warranties set forth in Paragraph 5.6, which shall continue without expiration, and except for any matters relating to taxes, which shall survive until the expiration (including extensions) of the applicable statutes of limitation, all representations and warranties made in Article 5 shall be continuing and shall survive the Closing but shall expire two years after the Closing Date, with the time for making a claim to expire two years and six months from the Closing Date.

ARTICLE TWELVE

INDEMNIFICATION

12.1 Indemnification.

Seller and Purchaser each covenant and agree to indemnify the other against any and all losses, damages, costs and expenses, including reasonable attorneys' fees, which the other incurs by reason of a breach of this Agreement by the indemnifying party (such loss, damage, cost, expense or fees called a "Loss" or "Losses") up to a total indemnification limit equal to the Purchase Price. This indemnity shall not require payment as a condition precedent to recovery. Claims made against either party as a result of breach or inaccuracy of a representation or warranty set forth in this Agreement may not be submitted to the other party for reimbursement unless and until the aggregate amount of claims made by that party exceeds $5,000, at which point any and all claims may be brought. To the extent Seller agrees in writing to honor Purchaser's claims, Purchaser shall have the right of set-off against amounts owed Seller under the terms of the Promissory Note such that claims shall reduce the total amount owed Seller under the Promissory Note on a dollar-for-dollar basis.

12.2 Participation in Defense.

If any proceeding in respect of which indemnity may be sought by either party shall be brought by any third party against Purchaser or Seller, the party from whom indemnity is requested shall be entitled to participate in the defense at its own expense and to settle with the consent of the other party, which consent shall not be unreasonably withheld, any action provided that Purchaser and Seller shall be released from any liability by the settlement.

12.3 Indemnification of Directors, Officers, Shareholders and Employees.

Purchaser, following the Closing, shall indemnify and hold harmless the directors, officers, employees, shareholders and guarantors of Seller. from claims made and/or suits instituted arising from any failure by Purchase to pay or perform upon the Liabilities, including reasonable counsel fees, costs and expenses incurred in defense, provided, however, nothing shall be construed to obligate Purchaser to any tax, impost, assessment, fine and/or levy and/or penalties or interest, imposed as an income tax against Seller or its shareholders on the sale of the Assets.

ARTICLE THIRTEEN

MISCELLANEOUS

13.1 Termination.

Unless mutually agreed to otherwise by Seller and Purchaser, Purchaser shall be entitled to terminate this Agreement if the Closing has not occurred on or before December 31, 2001. Seller shall be entitled to terminate this Agreement if it receives notice from shareholders holding in the aggregate 5% or more of the outstanding shares of the Company's Common Stock of such shareholder's intent to exercise their dissenters' rights.

13.2 Publicity.

All notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by Purchaser and Seller. Neither party shall act unilaterally in this regard without the prior approval of the other, which approval shall not be unreasonably withheld.

13.3 Costs.

Purchaser and Seller shall pay all costs and expenses incurred or to be incurred by each in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

13.4 Notices.

Any notice, demand, request or other communication under this Agreement shall be in writing and shall be deemed to have been given on the date of service if personally served or on the fifth day after mailing if mailed by certified mail, return receipt requested, addressed as follows:

To Purchaser:	President
Renaissance Equity Partners 7831 Glenroy Road., Suite 480 Minneapolis, MN 55439-3132 FAX: 952-831-2945
To Seller:	Chairman
Printware, Inc. 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55416 FAX: 612-253-6151

13.5 Assignment and Successors.

Neither Purchaser nor Seller may assign any rights or delegate any duties hereunder.

13.6 Binding Effect.

Subject to Paragraph 13.4, this Agreement shall be binding upon and inure to the benefit of the successors of the parties.

13.7 Governing Law.

This Agreement shall be construed in accordance with, and governed by, the laws of the State of Minnesota.

13.8 Severability.

Each provision of this Agreement is intended to be severable.

13.9 Covenant Not to Compete.

For a period of five years after the Closing, Seller shall not engage anywhere in the world or participate, directly or indirectly, either as principal, stockholder, co-partner, or in any other individual or representative capacity, in the conduct or management of, or own directly or indirectly ten percent or more of the voting stock in, any company which competes with the business presently carried on by the Company in the United States. The covenants and agreements set forth in this section shall be considered severable and if for any reason any of them or any part of them shall be held to be unenforceable, the holding shall not have any effect on the enforceability of any other.

13.10 Exhibits.

The attached exhibits are by reference made an integral part of this Agreement:

Exhibit	Title

1.1	List of Assets to be Acquired
1.2	List of Liabilities to be Assumed
1.6.1	Subordinated Promissory Note
1.6.2	Security Agreement
2.1	Bill of Sale
2.2	List of Assets Subject to Accelleration
5.2	Approvals - Seller
5.3	Financial Statements of Seller
5.5.1	Trade Names, Trademarks, Service Marks, Patents and Copyrights
5.5.2	List of Acquired Databases and Computer Software
5.5.3	Restrictions on Assets Acquired
5.5.4	Accounts Receivable Collectibility
5.6	Litigation
5.7	Consents to Purchase
9.3	Approvals - Purchaser

PRINTWARE ACQUISITION, LLC	PRINTWARE, INC.
"Purchaser"	"Seller"
By: /s/ Paul Meyering	By: /s/ Stanley Goldberg
Its: Vice President	Its: President and Chief Executive Officer